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SECURIT   ;ION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- **67187**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **07/01/10**   AND ENDING   **06/30/11**
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BCS Placements, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

71 Murray Street, No. 8
(No. and Street)

New York   **NY**   **10007**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith E. Butler   **(212) 528-0852**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Keith E. Butler_____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BCS Placements, LLC_____ , as

of _____June 30_____ , __2011__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____ _____
Signature

_____
Title

_____
Notary Public   8-11-11

DERRICK A PATTERSON
Notary Public - State of New York
NO. 01PA6236848
Qualified in Queens County
My Commission Expires 5-7-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

BCS PLACEMENTS, LLC
Financial Statements
For the Year Ended
June 30, 2011
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
BCS Placements, LLC

We have audited the accompanying balance sheet of BCS Placements, LLC, as of June 30, 2011 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC, as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 26, 2011
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BCS PLACEMENTS, LLC
BALANCE SHEET
JUNE 30, 2011

ASSETS

	2011
Cash and cash equivalents	$ 40,826
Accounts receivable	620,245
Investments - securities owned	28,834
Office furniture and equipment, net of accumulated depreciation of $102,518	325,165
Due from related party	32,219
Other assets	448,848
Total Assets	$ 1,496,137

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 26,031
Due to member	3,646
Total Liabilities	29,677
MEMBER'S EQUITY	1,466,460
Total Liabilities and Member's Equity	$ 1,496,137

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2011

REVENUES		
Commissions and retainers	$	66,664
Interest		60,123
Gain on securities owned		6,933
Total revenues		133,720
OPERATING EXPENSES		
Compensation		43,062
Communications		13,511
Occupancy		13,789
Other operating expenses		147,042
Total expenses		217,404
NET INCOME (LOSS)	$	(83,684)

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(83,684)
Adjustments to reconcile net loss to net cash		
provided by operations:		
Gain on securities owned		(6,933)
Depreciation expense		29,148
Decrease in accounts receivable		274,944
Increase in accounts payable and accrued expenses		3,545
NET CASH PROVIDED BY OPERATING ACTIVITIES		217,020
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(5,085)
Acquisition of other assets		(40,000)
NET CASH USED BY INVESTING ACTIVITIES		(45,085)
CASH FLOW FROM FINANCING ACTIVITIES:		
Advances from member, net		(155)
Distributions to member		(321,151)
Advances to related party		(32,219)
Capital contributions		180,028
NET CASH USED BY FINANCING ACTIVITIES		(173,497)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,562)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		42,388
End of year	$	40,826
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$	2,411

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2010

	Contributed Capital	Undistributed Earnings	Total Member's Equity
Balance, June 30, 2010	$ 424,561	$ 1,266,706	$ 1,691,267
Capital contributions	180,028		180,028
Distributions to member		(321,151)	(321,151)
Net income (loss)		(83,684)	(83,684)
Balance, June 30, 2011	$ 604,589	$ 861,871	$ 1,466,460

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2011

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: BCS Placements, LLC (the "Company") is a broker-dealer that focuses on raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York with no finite termination date. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the state of New York.

Revenue Recognition: The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Concentrations: The Company's financial instruments subject to risk concentration are accounts receivable. At June 30, 2011, all accounts receivable are due from one client and consist of balances due under a private placement agreement (see Note D). In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for the Company's accounts receivable at June 30, 2011.

Commissions and retainers revenues were earned from two customers during 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publically traded common stocks that are valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $34,684, which was $29,684 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .86 to 1.0.

NOTE C — INVESTMENTS - SECURITIES OWNED

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2011.

NOTE C — INVESTMENTS - SECURITIES AVAILABLE FOR SALE (CONTINUED)

	Fair Value Measurements June 30, 2010	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities available for sale	$ 28,834	$ 28,834		

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

During the year ended June 30, 2011, the unrealized holding gain on such securities of $6,933 is presented in the statement of operations.

NOTE D – ACCOUNTS RECEIVABLE

Accounts receivable consist of balances due under a private placement agreement with a client. At June 30, 2011, the receivable balance reflected the unpaid placement fees due under the agreement. The balance is receivable in sixty equal monthly payments of principal and interest of $27,866 that commenced July 2008 and include interest at 8%. At June 30, 2011, the receivable balance includes $4,107 of accrued interest receivable.

NOTE E – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	37,757
Furniture and fixtures	30,061
	427,682
Less accumulated depreciation	(102,517)
Net property and equipment	$ 325,165

NOTE F – RELATED PARTY TRANSACTIONS

The Company utilizes office space that is owned by its sole member. During the year ended June 30, 2011, the Company paid approximately $13,000 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

NOTE G – OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2011 was $448,848.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF JUNE 30, 2011

NET CAPITAL:

Total member's equity	$1,466,460
Less nonallowable assets:	
Office furniture and equipment	325,165
Other assets	448,848
Accounts receivable	620,245
Due from related party	32,219
	(1,426,477)
Net capital before haircuts	39,983
Less haircuts on securities positions	(5,299)
Net capital	34,684
Minimum net capital required	5,000
Excess net capital	$ 29,684
Aggregate indebtedness	$ 29,677
Net capital based on aggregate indebtedness	$ 1,978
Ratio of aggregate indebtedness to net capital	.86 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2011

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5
and net capital as computed above.

BCS PLACEMENTS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
BCS Placements, LLC

In planning and performing our audit of the financial statements of BCS Placements, LLC, for the year ended June 30, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by BCS Placements, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

August 26, 2011
Atlanta, Georgia

RUBIO CPA, PC